

August 20, 2014

<u>Via E-mail</u>
Robert E. Abernathy
Chief Executive Officer
Halyard Health, Inc.
P.O. Box 619100
Dallas, Texas 75261-9100

> **Re: Halyard Health, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed August 4, 2014**
> **File No. 001-36440**

Dear Mr. Abernathy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

<u>Exhibit 99.1</u>

<u>Treatment of Equity-Based Compensation, page 29</u>

1.   Please expand your response to prior comment 3 to tell us with specificity which provisions of the Kimberly Clark 2011 plan require the outcomes mentioned in both sets of clauses (1) through (4) in the third paragraph of this section, including the differing treatment at age 55. Include in your response specific information regarding where the agreement containing that most current version of those provisions is filed with the Commission. Also, revise the disclosure in the third paragraph to clarify the treatment of unvested performance-based restricted share units outstanding for less than six months.

Distribution Conditions and Termination, page 31

2.   Please expand your response to prior comment 4 tell us with specificity the authority on which you rely to conclude that material revisions to an information statement can be made by filing a Form 8-K.

Dividend Policy, page 40

3.   Please clarify how you reached the conclusion in the penultimate sentence of your response to prior comment 5. We note that you mention in your response that Kimberly-Clark's Chief Executive Officer stated that the "3.7% increase will help Kimberly-Clark maintain an appropriate payout ratio after taking into account the planned spin-off of the health care business." However, it is unclear how this statement permits investors to understand whether the registrant and its current control persons intend that the aggregate dividends that shareholders will receive as holders of Halyard and Kimberly-Clark shares after the spinoff will be materially less than the dividends shareholders currently receive as Kimberly-Clark investors. Does the quoted language mean that the announced dividend is the dollar amount that Kimberly-Clark shareholders would have received even if Halyard were spun off at the time of the dividend payments, or does it mean that - since the spinoff is planned to affect only approximately one month in 2014 - the dividends would have been substantially less if the spinoff had affected 12 months?

Description of Halyard Capital Stock, page 120

4.   Please provide us your analysis of whether exhibit 3.1 or 3.2 provides your post-spinoff security holders rights that differ materially from the rights they currently have as Kimberly-Clark security holders. See Schedule 14A Item 14(b)(4).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): John W. Wesley